Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 23, 2006

Relating to Preliminary Prospectus dated March 17, 2006

Registration No. 333-131420

3,000,000 Shares

Bronco Drilling Company, Inc.

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	Bronco Drilling Company, Inc.

Ticker / Exchange:	BRNC / Nasdaq National Market

Offering size:	3,000,000 shares (1,700,000 to be sold by BRNC and 1,300,000 to be sold by the selling stockholder)

Over-allotment option:	15% (or 450,000 shares) to be sold by the selling stockholder only

Public offering price:	$22.75 per share

Price to BRNC:	$21.65 per share

Net proceeds to BRNC:

We will receive net proceeds of approximately $36.5 million from our sale of 1,700,000 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of shares by the selling stockholder.

Trade date:	March 24, 2006

Settlement date:	March 29, 2006

Joint Book-Running Managers:	Jefferies & Company, Inc. and Johnson Rice & Company L.L.C.

Co-Managers:	Raymond James & Associates, Inc. and Fortis Securities LLC

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 212-284-2342.